[Reference Translation]

July 13, 2011

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President
(Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person:

Naoki Kojima, General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Company Name: TOYOTA AUTO BODY CO., LTD.

Name and Title of Representative:

Takuji Amioka, President
(Code Number: 7221 The First Sections of
the Tokyo Stock Exchange and the Nagoya Stock Exchange)

Name and Title of Contact Person:

Toshiyuki Yaeguchi,
Corporate Officer and General Manager, Corporate Planning Division
(Telephone Number: 0566-36-7510)

Company Name: KANTO AUTO WORKS, LTD.

Name and Title of Representative:
Tetsuo Hattori, President
(Code Number: 7223 The First Sections of
the Tokyo Stock Exchange and the Nagoya Stock Exchange)

Name and Title of Contact Person:

Takayuki Ogawa,
General Manager, General Administration Division
(Telephone Number: 055-996-2180)

Notice Concerning Share Exchanges to Convert Toyota Auto Body Co., Ltd. and Kanto Auto Works, Ltd. to Wholly-Owned Subsidiaries and the Merger and Integration of Three Group Companies, Kanto Auto Works, Ltd., Central Motor Co., Ltd. and Toyota Motor Tohoku Corporation

Toyota Motor Corporation (“Toyota”), and subsidiaries Toyota Auto Body Co., Ltd. (“Toyota Auto Body”), Kanto Auto Works, Ltd. (“Kanto Auto Works”), Toyota Motor Tohoku Corporation (“Toyota Tohoku”) and Central Motor Co., Ltd. (“Central Motor”) agreed to the following:

1.	Toyota Auto Body and Kanto Auto Works will be converted into wholly-owned subsidiaries of Toyota through share exchanges (expected January 2012)

2.	Discussions among Kanto Auto Works, Toyota Tohoku and Central Motor regarding the merger and integration of a possible three businesses (targeted July 2012)

For further information regarding these matters, please see the accompanying press release “Toyota Group’s New Corporate Structure Aimed at Strengthening Production in Japan”.

End of Document

[Reference Translation]

July 13, 2011

Toyota Auto Body Co., Ltd.

Kanto Auto Works, Ltd.

Central Motor Co., Ltd.

Toyota Motor Tohoku Corporation

Toyota Motor Corporation

Toyota Group’s New Corporate Structure Aimed at Strengthening Production in Japan

- Conversion of Toyota Auto Body and Kanto Auto Works to wholly-owned subsidiaries, and discussion regarding a possible merger and integration of three group companies in the Tohoku area -

Toyota Motor Corporation (“Toyota” (President: Akio Toyoda)) and subsidiaries Toyota Auto Body Co., Ltd. (“Toyota Auto Body” (President: Takuji Amioka)) and Kanto Auto Works, Ltd. (“Kanto Auto Works” (President: Tetsuo Hattori)) have reached an agreement with respect to the conversion of Toyota Auto Body and Kanto Auto Works to wholly-owned subsidiaries of Toyota through share exchanges (expected January 2012).

In addition, Kanto Auto Works, Central Motor Co., Ltd. (“Central Motor” (President: Toru Kuzuhara)) and Toyota Motor Tohoku Corporation (“Toyota Tohoku” (President: Masami Sugiyama)) have reached an agreement to begin discussions for the proposed merger and integration of the three companies (targeted July 2012).

Toyota believes that the new corporate structure resulting from these agreements will maximize the strengths of each Toyota group company, enable Toyota to utilize its group resources to the fullest extent and further advance monozukuri (conscientious manufacturing) in Japan.

(1) New roles for Toyota Auto Body and Kanto Auto Works aimed at strengthening their areas of specialization

Historically, the Toyota group automobile manufacturers have supported the global development of Toyota and Lexus brand vehicles primarily through the development and production of individual vehicle models. Moving forward, each group automobile manufacturer will be actively involved in the integrated planning, development and production of specific vehicle types.

Because Toyota believes that enabling management to make decisions that are in line with the group’s overall direction and increasing speed of management are crucial in order to facilitate these structural changes, it reached mutual agreements with Toyota Auto Body and Kanto Auto Works.

Through this new corporate structure, each vehicle manufacturer will be further specialized and will be better able to pay close attention and respond quickly to the preferences of customers around the world. Furthermore, Toyota believes that this further advances monozukuri in Japan.

In addition, Toyota is working to develop vehicles targeted at overseas markets, support the preparation of overseas production, and strengthen its capabilities for the overseas expansion of vehicle related operations.

Toyota Auto Body intends to assume a more active and substantial role within the Toyota group, including:

1.	the integrated planning, development and production of specific vehicle models such as minivans, commercial vehicles and SUVs (including frames);

2.	the expansion of the overseas production of parts, components and vehicles and the global development of custom vehicles and vehicle accessories; and

3.	the global development of welfare vehicles and ultra-compact electric vehicles, in which Toyota Auto Body specializes.

Kanto Auto Works intends to:

1.	assume an active role in the planning, development and production of globally competitive compact vehicles; and

2.	assume a more active role supporting development and production of vehicles overseas and production of parts and components, primarily with respect to compact vehicles.

*Please refer to the Appendix for outlines of the share exchanges.

(2) Discussion regarding a possible merger and integration of Kanto Auto Works, Central Motor and Toyota Tohoku

Kanto Auto Works, Central Motor and Toyota Tohoku will begin discussion towards a merger and integration that would result in the creation of Toyota’s Tohoku area manufacturing hub, Toyota’s third national manufacturing hub following Chubu and Kyushu. Toyota believes that further solidifying the three hubs of its domestic production base and building on their independence will further strengthen monozukuri in Japan.

The resulting company would work to become a comprehensive automobile manufacturer that manufactures unit parts and supports overseas operations, in addition to the planning, development and production of compact cars.

Going forward, in line with the strengthening of Tohoku, Toyota expects Chubu to become the hub for technological innovation and Kyushu to become the hub for mid-sized and Lexus brand vehicle production. Each hub is expected to develop its strengths in order to promote shared growth.

Through the newly announced corporate structure, Toyota believes it will make substantial progress towards its goal of producing vehicles that “bring a smile to every customer who chooses it”, as presented in the “Toyota Global Vision” released in March 2011.

End of Document

(Contact Information)

Company/Position	Telephone Number
Toyota Auto Body Co., Ltd. General Administration Division, Public Affairs Department	81-566-36-2129

Kanto Auto Works, Ltd. General Administration Division, Administration and Public Affairs Department	81-55-996-2180

Central Motor Co., Ltd. General Administration Division, Public Relation Department	81-22-765-6369

Toyota Motor Tohoku Corporation Corporate Planning Division, Office of Human Resources and General Affairs	81-22-345-6717

Toyota Motor Corporation	81-3-3817-9628/9929
Public Affairs Division

Appendix

1. Outline of the Conversion of Toyota Auto Body to a wholly-owned subsidiary of Toyota

(1) Timeline

Board of Directors Meeting to resolve the Share Exchange (Both companies)	Wednesday, July 13, 2011

Execution of the Share Exchange Agreement (Both companies)	Wednesday, July 13, 2011

Public notice of the Record Date of the Extraordinary General Meeting of Shareholders (Toyota Auto Body)	Mid–September, 2011 (Expected)

Record Date of the Extraordinary General Meeting of Shareholders (Toyota Auto Body)	Friday, September 30, 2011 (Expected)

Extraordinary General Meeting of Shareholders to approve the Share Exchange (Toyota Auto Body)	Tuesday, November 22, 2011 (Expected)

The Last Trading Day (Toyota Auto Body)	Tuesday, December 27, 2011 (Expected)

Delisting (Toyota Auto Body)	Wednesday, December 28, 2011 (Expected)

Scheduled date of the Share Exchange (Effective Date)	Sunday, January 1, 2012 (Expected)

(Note 1) Toyota will implement the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 3 of the Corporation Act which does not require approval by shareholders at its general shareholders’ meeting.

(Note 2) The scheduled date of the Share Exchange is subject to change by mutual agreement between Toyota and Toyota Auto Body.

(2) Method of the Share Exchange

Share Exchange: Toyota will implement the Share Exchange by means of a “simple share exchange”.

(3) Share Exchange Ratio

Company	Toyota (100% Parent Company)	Toyota Auto Body (Wholly-owned Subsidiary)
Share Exchange Ratio	1	0.45
Number of Shares to be delivered in the Share Exchange	Common Stock : 22,554,685 shares (Expected)

(Note) 0.45 shares of Toyota common stock will be allotted for each share of Toyota Auto Body common stock.

2. Outline of the Conversion of Kanto Auto Works to a wholly-owned subsidiary of Toyota

(1) Timeline

Board of Directors Meeting to resolve the Share Exchange (Both companies)	Wednesday, July 13, 2011

Execution of the Share Exchange Agreement (Both companies)	Wednesday, July 13, 2011

Public notice of the Record Date of the Extraordinary General Meeting of Shareholders (Kanto Auto Works)	Mid–September, 2011 (Expected)

Record Date of the Extraordinary General Meeting of Shareholders (Kanto Auto Works)	Friday, September 30, 2011 (Expected)

Extraordinary General Meeting of Shareholders to approve the Share Exchange (Kanto Auto Works)	Late November, 2011 (Expected)

The Last Trading Day (Kanto Auto Works)	Tuesday, December 27, 2011 (Expected)

Delisting (Kanto Auto Works)	Wednesday, December 28, 2011 (Expected)

Scheduled date of the Share Exchange (Effective Date)	Sunday, January 1, 2012 (Expected)

(Note 1) Toyota will implement the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 3 of the Corporation Act which does not require approval by shareholders at its general shareholders’ meeting.

(Note 2) The scheduled date of the Share Exchange is subject to change by mutual agreement between Toyota and Kanto Auto Works.

(2) Method of the Share Exchange

Share Exchange: Toyota will implement the Share Exchange by means of a “simple share exchange”.

(3) Share Exchange Ratio

Company	Toyota (100% Parent Company)	Kanto Auto Works (Wholly-owned Subsidiary)
Share Exchange Ratio	1	0.25
Number of Shares to be delivered in the Share Exchange	Common Stock : 8,596,561 shares (Expected)

(Note) 0.25 shares of Toyota common stock will be allotted for each share of Kanto Auto Works common stock.

End of Document